EXHIBIT “A”

CERAGON NETWORKS® REPORTS RECORD THIRD
QUARTER 2006 FINANCIAL RESULTS
“Revenues and Profitability Set New All-time Records”

        TEL AVIV, Israel, October 23, 2006 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a leading provider of high-capacity wireless backhaul solutions, today reported results for the third quarter ended September 30, 2006.

        Revenues for the third quarter of 2006 were $30.5 million, up 62% from $18.9 million for the third quarter of 2005 and 29% from $23.6 million in the second quarter of 2006.

        Net income on a GAAP basis for the third quarter of 2006 was $1.5 million, or $0.06 per basic and diluted share.

        Net income on a non-GAAP basis, which excludes equity-based compensation expense, was $1.9 million, or $0.07 per basic and diluted share, compared to non-GAAP net income of $887,000, or $0.03 per basic and diluted share in the third quarter of 2005. Expense related to equity-based compensation in the third quarter of 2006 was $335,000. A reconciliation table of GAAP and non-GAAP results is provided below.

        Gross margin on a GAAP basis in the third quarter of 2006 was 31.4% of revenues. On a non-GAAP basis gross margin for the third quarter of 2006 was 31.5% of revenues.

        The Company ended the quarter with cash and liquid investments of $28.7 million.

        “This was a very strong quarter for us,” said Ira Palti, President and CEO of Ceragon. “We crossed the $30 million-per-quarter mark for the first time and, more importantly, we reported record net income and the highest net profit margin in our history. We attribute the better than expected results mainly to the success of our go-to-market strategy which focuses on a combination of direct sales, OEM partners and strong local distributors.”

        “Revenues from each of our OEM partners grew substantially this quarter, and we expect OEM business to account for a gradually growing proportion of total revenue in the future. In a market that is characterized by consolidation, convergence and the shift toward all-IP networks, we expect to continue to grow both revenues and profitability through a combination of continuous product innovation, cost reduction and strong OEM partners to augment direct sales.”

        A conference call discussing Ceragon’s results for the third quarter of 2006 will take place today, October 23, 2006, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling (719) 457-2698 and referencing confirmation number 8954906 at 8:50 a.m. EDT

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/site/Investor_events.asp, selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (888) 203-1112 or international: (719) 457-0820. Access code is: 8954906. A replay of both the call and the webcast link will be accessible through November 2, 2006.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high-capacity wireless backhaul solutions for cellular and fixed wireless operators, enterprises and government organizations. Ceragon’s modular FibeAir® product family is recognized as the gold standard for backhaul transmission and is also one of the top solutions chosen by cellular operators for SONET/SDH rings. A scalable, future-proof solution for wireless transport of broadband services, FibeAir operates across multiple frequencies for IP and SONET/SDH protocols, supporting the emerging needs of next-generation networks that are evolving to all-IP based services, including triple-play. It leads the market in IP backhaul, offering a unique, native IP solution that provides the efficient, robust connectivity required for WiFi, WiMAX and converged networks. Ceragon supports its growing base of more than 180 customers in 70 countries by operating an extensive sales network comprising 17 offices and numerous partners located around the world. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports third Quarter 2006 Results

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Nine months ended September 30		Three months ended September 30,
	2006	2005*	2006	2005*

Revenues	$75,470	$53,667	$30,508	$18,876
Cost of revenues	49,314	32,442	20,936	11,639

Gross profit	26,156	21,225	9,572	7,237

Operating expenses:
Research and development	9,850	8,026	3,288	2,668
Less: grants and participations	1,543	1,339	486	451

Research and development, net	8,307	6,687	2,802	2,217
Selling and marketing	12,312	10,028	4,252	3,556
General and administrative	3,736	2,307	1,264	888

Total operating expenses	24,355	19,022	8,318	6,661

Operating profit	1,801	2,203	1,254	576
Financial income, net	868	419	293	193

Net income	$2,669	$2,622	$1,547	$769

Basic net earnings per share	$0.10	$0.10	$0.06	$0.03

Diluted net earnings per share	$0.09	$0.09	$0.06	$0.03

Weighted average number of shares used
in computing basic net earnings per
share	26,602,155	26,085,111	26,721,996	26,251,299

Weighted average number of shares used
in computing diluted net earnings
per share	28,177,826	28,307,070	28,080,684	28,299,124

* The amortization of deferred stock compensation was reclassified in the relevant expense line.

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Ceragon Reports Third Quarter 2006 Results

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2006	December 31, 2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,976	$10,315
Short-term bank deposits	3,838	3,917
Marketable securities	6,357	5,654
Trade receivables, net	26,744	15,079
Other accounts receivable and prepaid expenses	7,366	5,141
Inventories	21,321	16,144

Total current assets	75,602	56,250

LONG-TERM INVESTMENTS:
Long-term bank deposits	3,356	5,322
Long-term marketable securities	5,134	7,814
Severance pay funds	2,564	2,142

Total long-term investments	11,054	15,278

PROPERTY AND EQUIPMENT, NET	2,409	2,464

Total assets	$89,065	$73,992

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$19,257	$12,382
Deferred revenues	4,945	3,456
Other accounts payable and accrued expenses	6,633	5,541

Total current liabilities	30,835	21,379

ACCRUED SEVERANCE PAY	4,278	3,424

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of
December 31, 2005 and September 30, 2006; Issued and outstanding:
26,335,003 shares and 26,775,408 shares as of December 31, 2005 and
September 30, 2006, respectively	65	65
Additional paid-in capital	179,310	177,338
Deferred stock compensation	-	(26)
Other comprehensive Income	143	51
Accumulated deficits	(125,566)	(128,239)

Total shareholders' equity	53,952	49,189

Total liabilities and shareholders' equity	$89,065	$73,992

Ceragon Reports Third Quarter 2006 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Quarter Ended September 30, 2006			Quarter ended September 30, 2005
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP (**)

Revenues	$30,508		$30,508	$18,876
Cost of revenues	20,936	41	20,895	11,639

Gross profit	9,572		9,613	7,237

Operating expenses:
Research and development	3,288		3,227	2,688
Less: grants and participations	486		486	451

Research and development, net	2,802	61	2,741	2,217
Selling and marketing	4,252	91	4,161	3,556
General and administrative	1,264	142	1,122	770

Total operating expenses	8,318		8,024	6,543

Operating profit	1,254		1,589	694
Financial income, net	293		293	193

Net income	$1,547		$1,882	$887

Basic net earnings per share	$0.06		$0.07	$0.03

Diluted net earnings per share	$0.06		$0.07	$0.03

Weighted average number of shares used in
computing basic net earnings per share	26,721,996		26,721,996	26,251,299

Weighted average number of shares used in
computing diluted net earnings per share	28,080,684		28,080,684	28,299,124

Total adjustments		335		118

(*) Adjustments related to equity based
compensation expenses according to
SFAS 123 (R)

(**)Adjustments related to equity based
compensation expenses according to APB 25

Ceragon Reports Third Quarter 2006 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Nine months ended September 30, 2006			Nine months ended September 30, 2005
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP (**)

Revenues	$75,470		$75,470	$53,667
Cost of revenues	49,314	133	49,181	32,440

Gross profit	26,156		26,289	21,227

Operating expenses:
Research and development	9,850		9,609	8,014
Less: grants and participations	1,543		1,543	1,339

Research and development, net	8,307	241	8,066	6,675
Selling and marketing	12,312	341	11,971	10,012
General and administrative	3,736	627	3,109	2,179

Total operating expenses	24,355		23,146	18,866

Operating profit	1,801		3,143	2,361
Financial income, net	868		868	419

Net income	$2,669		$4,011	$2,780

Basic net earnings per share	$0.10		$0.15	$0.11

Diluted net earnings per share	$0.09		$0.14	$0.10

Weighted average number of shares used in
computing basic net earnings per share	26,602,155		26,602,155	26,085,111

Weighted average number of shares used in
computing diluted net earnings per share	28,177,826		28,177,826	28,307,070

Total adjustments		1,342		158

(*) Adjustments related to equity based
compensation expenses according to
SFAS 123 (R)

(**)Adjustments related to equity based
compensation expenses according to APB 25

Ceragon Reports Third Quarter 2006 Results

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Vered Shaked
Ceragon Networks Ltd.
+972-3-645-5513
vereds@ceragon.com